Exhibit 99.1

Cango Inc. Reports First Quarter 2021 Unaudited Financial Results

SHANGHAI, May 31, 2021 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the first quarter of 2021.

First Quarter 2021 Financial and Operational Highlights

•

Total revenues were RMB1,123.8 million (US$171.5 million), a 356.8% increase from RMB246.0 million in the same period of 2020, outperforming the high end of the Company’s guidance by 7.0%. The increase was mainly driven by the increased amounts of both financing transactions the Company facilitated and car trading transactions in the first quarter of 2021.

•	Car trading transactions revenues were RMB571.6 million (US$87.2 million), or 50.9% of total revenues in the first quarter of 2021.

•	Automotive financing facilitation revenues were RMB411.7 million (US$62.8 million), a 243.0% increase from RMB120.0 million in the same period of 2020.

•	After-market services facilitation revenues were RMB62.5 million (US$9.5 million), a 27.5% increase from RMB49.1 million in the same period of 2020.

•

The amount of financing transactions the Company facilitated in the first quarter of 2021 was RMB10,394.9 million (US$1,586.6 million). The total outstanding balance of financing transactions the Company facilitated was RMB47,533.6 million (US$ 7,255.1 million) as of March 31, 2021.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.23% and 0.54%, respectively, as of March 31, 2021, compared to 0.98% and 0.42%, respectively, as of December 31, 2020.

•

The number of dealers covered by the Company was 47,017 as of March 31, 2021, compared to 48,487 as of December 31, 2020. The decrease was a result of Cango’s efforts to optimize the efficiency of its dealership network by removing certain dealers that failed to meet the Company’s standards for operating risks and/or transaction referral capabilities.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “We are pleased with our gradual but steady progress in recent months as China’s economy and auto consumption rebound from the impact of the Covid-19 pandemic. Our total revenues increased 356.8% year-over-year to RMB1,123.8 million, exceeding the top end of our guidance range, as our efforts to deepen our roots across our three main business lines—car trading transactions, after-market services facilitation and automotive financing facilitation—paid off. We are excited to have formed a partnership with Zhengzhou Nissan in April to develop a new retail model for automotive transaction in China’s lower-tier markets, and believe this field has immense potential.”

“While we are optimistic about China’s auto industry in the long run, we remain mindful of the challenges facing the market at the moment amid ongoing supply chain uncertainty. We expect that chip shortage in the automotive industry may persist for a long time, which could impact our overall business. Concurrently, domestic financial supply and regulatory environment are also undergoing profound changes. We will closely watch and actively respond to the situation, proactively stepping up efforts to cope with any form of uncertainty and keep pace with the changing industry trends through continuous product innovations,” Mr. Lin concluded.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We are pleased with our solid start to the year, with first quarter total revenues surging 356.8% year-over-year to reach a new record high of RMB1.1 billion. Moreover, we also managed to deliver operating income of RMB159.5 million even as our bottom line was impacted by the investment loss in Li Auto. Our robust balance sheet positions us well to navigate ongoing uncertainty in the industry and to support the development of our new business initiatives. As the definitive and leading automotive transaction services platfrom in China, our commitment to delivering long-term sustainable growth while also improving operational efficiencies remains paramount. ”

First Quarter 2021 Financial Results

REVENUES

Total revenues in the first quarter of 2021 increased by 356.8% to RMB1,123.8 million (US$171.5 million) from RMB246.0 million in the same period of 2020. Revenues from car trading transactions in the first quarter of 2021 were RMB571.6 million (US$87.2 million), continuing to serve as an important revenue contributor. Revenues from automotive financing facilitation and after-market services facilitation in the first quarter of 2021 were RMB411.7 million (US$62.8 million) and RMB62.5 million (US$9.5 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the first quarter of 2021 were RMB964.2 million (US$147.2 million) compared to RMB327.3 million in the same period of 2020. This was mainly due to the related costs incurred by car trading transactions business. Primarily as a result of the increase in revenues from car trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the first quarter of 2021, compared to the same period of 2020.

•

Cost of revenue in the first quarter of 2021 increased to RMB769.0 million (US$117.4 million) from RMB90.6 million in the same period of 2020. As a percentage of total revenues, cost of revenue in the first quarter of 2021 was 68.4% compared to 36.8% in the same period of 2020, and the change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 35.6% in the first quarter of 2021.

•

Sales and marketing expenses in the first quarter of 2021 were RMB57.8 million (US$8.8 million) compared to RMB45.8 million in the same period of 2020. As a percentage of total revenues, sales and marketing expenses in the first quarter of 2021 was 5.1% compared to 18.6% in the same period of 2020.

•

General and administrative expenses in the first quarter of 2021 were RMB61.4 million (US$9.4 million) compared to RMB57.4 million in the same period of 2020. As a percentage of total revenues, general and administrative expenses in the first quarter of 2021 was 5.5% compared to 23.3% in the same period of 2020.

•

Research and development expenses in the first quarter of 2021 were RMB13.6 million (US$2.1 million) compared to RMB12.6 million in the same period of 2020. As a percentage of total revenues, research and development expenses in the first quarter of 2021 was 1.2% compared to 5.1% in the same period of 2020.

•

Net loss on risk assurance liabilities in the first quarter of 2021 was RMB21.7 million (US$3.3 million) compared to a net loss of RMB76.9 million in the same period of 2020. Net loss on risk assurance liabilities in the first quarter of 2021 was mainly due to an uptick in delinquent loan balance and default rate since the beginning of 2021.

(LOSS) / INCOME FROM OPERATIONS

Income from operations in the first quarter of 2021 was RMB159.5 million (US$24.4 million), compared to a loss from operations of RMB81.3 million in the same period of 2020.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the first quarter of 2021 was a loss of RMB446.9 million (US$68.2 million) compared to nil in the same period of 2020. The Company’s investee, Li Auto Inc. (“Li Auto”), has been listed on the Nasdaq Global Select Market since July 30, 2020. As of March 31, 2021, Cango held 10,000,000 American Depositary Shares of Li Auto. Each American Depositary Share of Li Auto represents two Class A ordinary shares of Li Auto.

NET LOSS

Primarily due to the fair value change of the Company’s investment in Li Auto, net loss in the first quarter of 2021 was RMB273.9 million (US$41.8 million). Non-GAAP adjusted net loss in the first quarter of 2021 was RMB254.0 million (US$38.8 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the first quarter of 2021 were RMB1.84 (US$0.28) each. Non-GAAP adjusted basic and diluted net loss per ADS in the first quarter of 2021 were RMB1.70 (US$0.26) each. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of March 31, 2021, the Company had cash and cash equivalents of RMB1,631.0 million (US$248.9 million), compared to RMB1,426.9 million as of December 31, 2020.

As of March 31, 2021, the Company had short-term investments of RMB2,627.6 million (US$401.0 million), compared to RMB4,342.4 million as of December 31, 2020. The decrease was mainly due to the partial disposal and the change in fair value of the Company’s investment in Li Auto.

Business Outlook

For the second quarter of 2021, the Company expects total revenues to be between RMB900 million and RMB980 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

The Company’s investment in Li Auto and the change in fair value of investment due to the price volatility of the stock may have a significant impact on the Company’s second quarter of 2021 financial results.

Conference Call Information

The Company’s management will hold a conference call on Monday, May 31, 2021, at 9:00 P.M. Eastern Time or Tuesday, June 1, 2021, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 7, 2021, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10156923

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, car trading transactions, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net loss, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net loss as net loss excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net loss is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net loss is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,426,899,576	1,631,029,223	248,943,683
Restricted cash - current	9,693,008	63,161,543	9,640,334
Short-term investments	4,342,356,612	2,627,553,305	401,042,966
Accounts receivable, net	141,594,170	246,346,954	37,599,889
Finance lease receivables - current, net	2,035,397,525	1,865,846,758	284,783,839
Short-term consumer financing receivables, net	23,168	23,168	3,536
Financing receivables, net	20,105,893	34,831,500	5,316,325
Short-term contract asset	364,618,635	607,851,324	92,776,233
Prepaid expenses and other current assets	558,360,959	592,696,764	90,463,195

Total current assets	8,899,049,546	7,669,340,539	1,170,570,000

Non-current assets:
Restricted cash - non-current	878,299,140	1,000,612,381	152,723,279
Goodwill	145,063,857	145,063,857	22,141,069
Property and equipment, net	10,311,971	20,343,702	3,105,055
Intangible assets	44,887,871	44,780,960	6,834,909
Long-term contract asset	281,374,110	428,202,215	65,356,423
Deferred tax assets	170,951,082	325,025,150	49,608,527
Finance lease receivables - non-current, net	1,454,499,864	1,254,900,144	191,535,173
Other non-current assets	261,495,158	360,684,094	55,051,145

Total non-current assets	3,246,883,053	3,579,612,503	546,355,580

TOTAL ASSETS	12,145,932,599	11,248,953,042	1,716,925,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	355,816,940	560,500,177	85,549,036
Long-term debts - current	1,228,783,730	1,000,803,759	152,752,489
Accrued expenses and other current liabilities	324,734,202	360,360,342	55,001,727
Risk assurance liabilities	460,829,299	591,389,327	90,263,642
Income tax payable	87,132,455	389,586,197	59,462,468
Dividend Payables	—	442,232,223	67,497,821

Total current liabilities	2,457,296,626	3,344,872,025	510,527,183

Non-current liabilities:
Long-term debts	977,791,191	818,687,238	124,956,079
Deferred tax liability	330,765,029	149,181,134	22,769,488
Other non-current liabilities	4,870,616	3,548,531	541,612

Total non-current liabilities	1,313,426,836	971,416,903	148,267,179

Total liabilities	3,770,723,462	4,316,288,928	658,794,362

Shareholders’ equity
Ordinary shares	204,260	204,260	31,176
Treasury shares	(56,419,225)	(294,237,184)	(44,909,366)
Additional paid-in capital	4,591,455,557	4,605,755,320	702,975,567
Accumulated other comprehensive income	(115,386,427)	(105,104,162)	(16,042,028)
Retained earnings	3,955,354,972	2,726,045,880	416,075,869

Total Cango Inc.’s equity	8,375,209,137	6,932,664,114	1,058,131,218

Non-controlling interests	—	—	—

Total shareholders’ equity	8,375,209,137	6,932,664,114	1,058,131,218

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,145,932,599	11,248,953,042	1,716,925,580

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31,
	2020	2021
	RMB	RMB	US$
Revenues	245,997,974	1,123,786,711	171,523,354
Loan facilitation income and other related income	120,020,181	411,690,816	62,836,292
Leasing income	74,281,755	73,127,676	11,161,463
After-market services income	49,056,203	62,529,491	9,543,864
Automobile trading income	1,372,908	571,564,881	87,237,840
Others	1,266,927	4,873,847	743,895
Operating cost and expenses:
Cost of revenue	90,597,713	769,047,549	117,379,583
Sales and marketing	45,774,229	57,843,559	8,828,652
General and administrative	57,411,666	61,390,617	9,370,038
Research and development	12,556,685	13,594,247	2,074,887
Net loss on risk assurance liabilities	76,885,675	21,738,931	3,318,009
Provision for credit losses	44,094,771	40,631,952	6,201,647

Total operation cost and expense	327,320,739	964,246,855	147,172,816

(Loss)/income from operations	(81,322,765)	159,539,856	24,350,538

Interest and investment Income, net	29,133,167	18,240,967	2,784,115
Fair value change of long-term investment	—	(446,925,633)	(68,214,175)
Interest expense	(1,367,286)	(578,968)	(88,368)
Foreign exchange (loss)/gain, net	(4,061,719)	203,394	31,044
Other income, net	18,473,631	3,607,576	550,624
Other expenses	(54,105)	(6,286,005)	(959,432)

Net loss before income taxes	(39,199,077)	(272,198,813)	(41,545,654)

Income tax expenses	4,512,791	(1,672,722)	(255,307)
Net loss	(34,686,286)	(273,871,535)	(41,800,961)

Less: Net income attributable to non-controlling interests	3,646,196	—	—

Net loss attributable to Cango Inc.’s shareholders	(38,332,482)	(273,871,535)	(41,800,961)

Earnings per ADS attributable to ordinary shareholders:
Basic	(0.25)	(1.84)	(0.28)
Diluted	(0.25)	(1.84)	(0.28)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	150,973,390	149,219,445	149,219,445
Diluted	150,973,390	149,219,445	149,219,445
Other comprehensive income, net of tax

Foreign currency translation adjustment	28,674,350	10,282,265	1,569,380

Total comprehensive income	(6,011,936)	(263,589,270)	(40,231,581)

Total comprehensive income attributable to Cango Inc.’s shareholders	(9,658,132)	(263,589,270)	(40,231,581)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended March 31,
	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net loss	(34,686,286)	(273,871,535)	(41,800,961)
Add: Share-based compensation expenses	23,318,298	19,911,165	3,039,037
Cost of revenue	956,051	670,674	102,365
Sales and marketing	4,966,797	3,516,889	536,782
General and administrative	16,182,896	14,691,823	2,242,410
Research and development	1,212,554	1,031,779	157,480

Non-GAAP adjusted net loss	(11,367,988)	(253,960,370)	(38,761,924)

Less: Net income attributable to non-controlling interests	3,646,196	—	—
Net loss attributable to Cango Inc.’s shareholders	(15,014,184)	(253,960,370)	(38,761,924)

Non-GAAP adjusted net loss per ADS-basic	(0.10)	(1.70)	(0.26)
Non-GAAP adjusted net loss per ADS-diluted	(0.10)	(1.70)	(0.26)
Weighted average ADS outstanding—basic	150,973,390	149,219,445	149,219,445
Weighted average ADS outstanding—diluted	150,973,390	149,219,445	149,219,445